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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                  FORM 12b-25

                FIVE (5) DAY EXTENSION TO FILE QUARTERLY REPORT
                    PURSUANT TO SECTION 13 or 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     For Quarter Ended September 30, 1996
                        Commission File Number: 0-9969

                       CENTURY INDUSTRIES, INC.
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            (Exact name of Registrant as specified in its charter)


      District of Columbia                            54-1666769
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   (State or other jurisdiction of                 (I.R.S. Employer
    incorporation or organization)               Identification No.)



      45034 Underwood Lane
          Sterling, Va.                                 20166
      (Mail) P.O. Box 319
          Sterling, Va.                                 20167
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(Address of principal executive offices)             (Zip Code)

Registrant's telephone number, including area code: (703) 471-7606.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          (1) Yes   X        No
                                  -----         ----
                          (2) Yes   X        No
                                  -----         ----
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     The Registrant, in conjunction with its subsidiary U.S. Insurance Brokers,
Inc. ("USIB"), completed the Phase II (and final) part of the Agreement of Reorganization and Capitalization with D.C. Partners, Ltd. ("DCP") on
September 30, 1996.

      Due to the Registrant's necessity to consolidate the third quarter accounting results of a significant newly acquired subsidiary to its presentation, the Registrant's auditors need the additional 5 days provided under this extension filing to complete their Form 10-Q preparation and presentation.


                                   SIGNATURES

     In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             Century Industries, Inc.


October 14, 1996             /s/  TED L. SCHWARTZBECK
                             -------------------------------------------
                             Ted L. Schwartzbeck, Executive V.P. and CEO
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                               INDEX TO EXHIBITS


(l)  Underwriting Agreement. Not applicable.

(2) Plan of acquisition. reorganization. arrangement, liquidation or succession. Not applicable.

(3)  Articles of Incorporation and Bylaws. Not applicable.

(4) Instruments defining the rights of security holders, including indentures. Not applicable.

(5)  Opinion: re: Legality. Not Applicable.

(6)  Opinion: re: Liquidation Preference. Not Applicable.

(7)  Opinion: re: Liquidation Preference. Not Applicable.

(8)  Opinion: re: Tax Matters. Not Applicable.

(9)  Voting Trust Agreement. Not Applicable.

(10) Material Contracts. Not Applicable.

(11) Statement re: Computation of Per Share Earnings. Not Applicable.

(12) Statement re: Computation of Ratios. Not Applicable.

(13) Annual Report to Securities Holders. etc. Not Applicable.

(14) Material Foreign Contracts. Not Applicable.

(15) Letter re: unaudited Interim, Financial Information.

     15.1 Auditor's letter

(16) A Letter regarding change in certified accountant. Not applicable.

(17) Letter re director resignation. Not applicable. ~U

(18) Letter re: Change in Accounting principles. Not Applicable.

(l9) Previously Unfiled Documents. Not Applicable.
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INDEX TO EXHIBITS - CONT'D


(20) Report Furnished to Security Holders. Not Applicable.

(21) Other documents or statements to security holders.
     Not applicable.

(22) Subsidiaries of the Registrant. Not Applicable.

(23) Published Report Regarding Matters Submitted to Securities
     Holders. Not Applicable.

(24) Consents of experts and counsel. Not applicable

(25) Power of Attorney. Not applicable.

(26) Statement of Eligibility of Trustee. Not Applicable.

(27) Invitations far Competitive Bids. Not Applicable.

(28) Additional Exhibits. Not applicable.

(29) lnformation from Reports Furnished to State Insurance
     Regulatory Authorities. Not Applicable.